

Mail Stop 4628

January 24, 2017

Via E-mail
Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2, place Jean Miller
La Dèfense 6
94200 Courbevoie
France

      Re: **Total S.A.**
              Form 20-F for the Fiscal Year Ended December 31, 2015
              Filed March 16, 2016
              File No. 1-10888

Dear Mr. de La Chevardière:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 /s/ Brad Skinner

                                 Brad Skinner
                                 Senior Assistant Chief Accountant
                                 Office of Natural Resources